UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934


                                    DigiCorp
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                                (Name of Issuer)


                     Common Stock, par value $.001 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    475157500
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                                 (CUSIP Number)


                                Steven J. Bodnar
                          Bodnar Capital Management LLC
                              680 Old Academy Road
                               Fairfield, CT 06824
                                 (203) 255-3444
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           (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)


                                  May 18, 2005
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             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. |_|

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss. 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D
-------------------
CUSIP No. 475157500
-------------------

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1     NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      Steven J. Bodnar
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2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                         (a) |_|
                                                                         (b) |_|
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3     SEC USE ONLY

--------------------------------------------------------------------------------
4     SOURCE OF FUNDS (See Instructions)

      OO
--------------------------------------------------------------------------------
5     CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(D) OR 2(E)
                                                                             |_|
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6     CITIZENSHIP OR PLACE OF ORGANIZATION

      United States
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   NUMBER OF      7     SOLE VOTING POWER

    SHARES              5,941,176(1)
                  --------------------------------------------------------------
 BENEFICIALLY     8     SHARED VOTING POWER

   OWNED BY             0
                  --------------------------------------------------------------
     EACH         9     SOLE DISPOSITIVE POWER

  REPORTING             5,941,176(1)
                  --------------------------------------------------------------
   PERSON         10    SHARED DISPOSITIVE POWER

     WITH               0
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      5,941,176(1)
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
      (See Instructions)
                                                                             |_|
--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      37.9% (based on 12,684,033 shares of Common Stock issued and outstanding)
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON (See Instructions)

      IN
--------------------------------------------------------------------------------

------------------
(1) Includes 3,000,000 shares of common stock issuable upon exercise of outstanding warrants.

Item 1.     Security and Issuer

      The title and class of equity securities to which this Schedule 13D relates is Common Stock, par value $.001 per share (the "Common Stock"), of DigiCorp, a Delaware corporation (the "Issuer"). The address of the principal executive offices of the Issuer is 100 Wilshire Blvd., Ste. 1500, Santa Monica, CA 90401.

Item 2.     Identity and Background

(a) This statement is being filed by Steven J. Bodnar (the "Reporting Person"), individually.

(b) The business address of the Reporting Person is 680 Old Academy Road, Fairfield, CT 06824.

(c) The Reporting Person's present principal occupation is managing member of Bodnar Capital Management, LLC.

(d) The Reporting Person has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) The Reporting Person has not, during the last five years, been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding of any violation with respect to such laws.

(f) The Reporting Person is a citizen of the United States.

Item 3.     Source and Amount of Funds or Other Considerations

      Pursuant to a subscription agreement dated May 18, 2005, Bodnar Capital Management, LLC purchased 2,941,176 shares of the Company's common stock and warrants to purchase an additional 3,000,000 shares of the Company's common stock in consideration for approximately $500,000 cash. The Reporting Person is a managing member of Bodnar Capital Management, LLC. Bodnar Capital Management, LLC utilized its own available net assets to purchase the securities referred to in this Schedule 13D.

Item 4.     Purpose of Transaction

      The Reporting Person and Bodnar Capital Management, LLC purchased the securities referred to in this Schedule 13D for investment purposes and not with the purpose or effect of changing or influencing control of the Issuer. Bodnar Capital Management, LLC acquired the securities in the ordinary course of business and is holding the securities for the benefit of its investors.

      Neither the Reporting Person nor Bodnar Capital Management, LLC has any definitive plan, arrangement or understanding to seek to cause the Issuer to be merged, reorganized or liquidated, to sell or transfer any assets of the Issuer, to cause the Issuer to change its current board of directors or management, to cause any material change to its capitalization, dividend policy, business, corporate structure, charter or bylaws, to cause the Common Stock to become eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act, or to take any action similar to the above.

Item 5.     Interest in Securities of the Issuer

      The Reporting Person currently beneficially owns 5,941,176(1) shares of common stock of the Issuer, which represents 37.9% of the Issuer's common stock based on 12,684,033 shares of common stock issued and outstanding. The Reporting Person has the sole power to vote or direct the vote, and to dispose or direct the disposition of such shares.

      Except as set out above, the Reporting Person has not effected any other transaction in any securities of the Issuer in the past sixty days.

Item 6.     Contracts,   Arrangements,   Understandings  or  Relationships  with
            Respect to Securities of the Issuer

      Pursuant to a subscription agreement dated May 18, 2005, Bodnar Capital Management, LLC purchased 2,941,176 shares of the Company's common stock and warrants to purchase an additional 3,000,000 shares of the Company's common stock in consideration for approximately $500,000 cash. The Reporting Person is a managing member of Bodnar Capital Management, LLC.

Item 7.     Material to Be Filed as Exhibits

Exhibit Number    Description
--------------------------------------------------------------------------------
99.1              Subscription Agreement dated May 18, 2005 between DigiCorp and
                  Bodnar Capital Management, LLC (Incorporated by reference to the Issuer's Form 8-K filed with the Securities and Exchange
                  Commission on May 24, 2005)
99.2              Form of $0.25 Warrant issued to Bodnar Capital Management, LLC
                  (Incorporated by reference to the Issuer's Form 8-K filed with the Securities and Exchange Commission on May 24, 2005)
99.3              Form of $0.35 Warrant issued to Bodnar Capital Management, LLC
                  (Incorporated by reference to the Issuer's Form 8-K filed with the Securities and Exchange Commission on May 24, 2005)
99.4              Form of $0.42 Warrant issued to Bodnar Capital Management, LLC
                  (Incorporated by reference to the Issuer's Form 8-K filed with the Securities and Exchange Commission on May 24, 2005)
99.5              Form of $0.75 Warrant issued to Bodnar Capital Management, LLC
                  (Incorporated by reference to the Issuer's Form 8-K filed with the Securities and Exchange Commission on May 24, 2005)
99.6              Form of $1.00 Warrant issued to Bodnar Capital Management, LLC
                  (Incorporated by reference to the Issuer's Form 8-K filed with the Securities and Exchange Commission on May 24, 2005)
99.7              Form of $1.50 Warrant issued to Bodnar Capital Management, LLC
                  (Incorporated by reference to the Issuer's Form 8-K filed with the Securities and Exchange Commission on May 24, 2005)

------------------
(1) Includes 3,000,000 shares of common stock issuable upon exercise of outstanding warrants.

                                    SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 24, 2005


/s/ Steven J. Bodnar
------------------------------
Steven J. Bodnar